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Chubb Producer Compensation

Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related

to the payment of compensation to brokers and independent agents.	You can obtain that inform ation by
accessing our website at http://www.chubbproducercompensation.com	or by calling the following toll-free
telephone number:
1-866-512-2862.

ALL-20887a (09/19)

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Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), accordin g to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

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Chubb Group of Insurance Companies

202B Hall's Mill Road

Whitehouse Station, NJ 08889

NAME OF ASSURED (including its Subsidiaries):

HOMESTEAD FUNDS, INC. (See Endorsement)

4301 WILSON BLVD., MAS9 118

ARLINGTON, VA	222031860

DECLARATIONS

FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

Bond Number: 82416760

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana

a stock insurance company herein called the COMPANY Capital Center, 251 North Illinois, Suite 1100 Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from	12:01 a.m. on	January 1, 2023
	to	12:01 a.m. on	January 1, 2024
ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:
If "Not Covered" is inserted below opposite any specified INSURING CLAUSE , such INSURING CLAUSE
	and any other reference shall be deemed to be deleted.			There shall be no deductible applicable to

any loss under INSURING CLAUSE 1. sustained by any Investment Company.

		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1 .	Employee	$2,500,000	$25,000
2 .	On Premises	$2,500,000	$25,000
3 .	In Transit	$2,500,000	$25,000
4 .	Forgery or Alteration	$2,500,000	$25,000
5 .	Extended Forgery	$2,500,000	$25,000
6 .	Counterfeit Money	$2,500,000	$25,000
7 .	Threats to Person	$2,500,000	$25,000
8 .	Computer System	$2,500,000	$25,000
9 .	Voice Initiated Funds
	Transfer Instruction	$2,500,000	$25,000
10 .	Uncollectible Items of
	Deposit	$2,500,000	$25,000
11 .	Audit Expense	$100,000	$5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 11

ICAP Bond (5-98) - Federal

Form 17-02-1421 (Ed. 5-98) Page 1 of 1

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IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Form 17-02-1421 (Ed. 5-98)

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				The COMPANY, in consideration of payment of the required premium, and in relianc e
				on the APPLICATION and all other statements made and information furnis hed to the
				COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
				Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED
	for:
Insuring Clauses
Employee	1	. Loss resulting directly from Larceny or Embezzlement committed by any
			Employee, alone or in collusion with others.

On Premises	2	.	Loss	of Property resulting directly from robbery, burglary, false pretenses,
			common law or statutory larceny, misplacement, mysterious unexplainable
			disappearance, damage, destruction or removal, from the possession, custody or
			control of the ASSURED, while such Property is lodged or deposited at premises
			located anywhere.
In Transit	3	.	Loss	of Property resulting directly from common law or statutory larceny,

misplacement, mysterious unexplainable disappearance, damage or des truc tion, while the Property is in transit anywhere:

a.in an armored motor vehicle, including loading and unloading thereof,

b.in the custody of a natural person acting as a messenger of the ASSURED,

or

c.	in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:
(1)	written records,
(2)	securities issued in registered form, which are not endorsed or are restrictively endorsed, or
(3)	negotiable instruments not payable to bearer, which are not endors ed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 1 of 19

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Insuring Clauses

(continued)

Forgery Or Alteration	4 . Loss resulting directly from:
	a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or
	b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5 . Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:
a. acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:
(1) bear a Forgery or a fraudulently material alteration,
(2) have been lost or stolen, or
(3) be Counterfeit, or

b.guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or othe r written instruments.

Actual physical possession, and continued actual physical possession if tak en as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 2 of 19

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Insuring Clauses
Extended Forgery		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
(continued)		signature is treated the same as a handwritten signature.
Counterfeit Money	6 .	Loss	resulting directly	from the receipt by the ASSURED in good faith of any
Counterfeit money.
Threats To Person	7 .	Loss	resulting directly	from surrender of Property away from an office of the
ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in SECTION 1.e. (1), (2) and (5), a Re la tive or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:
		a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and
		b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of

Investigation and local law enforcement authorities concerning such threat. It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an

ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8 . Loss resulting directly from fraudulent:
	a.	entries of data into, or
	b.	changes of data elements or programs within,
a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2)	an account of the ASSURED or of its customer to be added, deleted, debited or credited, or
(3)	an unauthorized account or a fictitious account to be debited or credited.
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

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Insuring Clauses

(continued)

Voice Initiated Funds	9 . Loss resulting directly from Voice Initiated Funds Transfer Instruction direc ted
Transfer Instruction	to the ASSURED authorizing the transfer of dividends or redemption proc eeds of
Investment Company shares from a Customer's account, provided suc h Voice
Initiated Funds Transfer Instruction was:
a.	received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer
Instruction,
b.	made by a person purporting to be a Customer, and
c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the

COMPANY.

Uncollectible Items of	10 . Loss	resulting directly from the ASSURED having credited an account of a
Deposit	customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
	a.	redemptions or withdrawals to be permitted,
	b.	shares to be issued, or
	c.	dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit. Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense	11 . Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and c overed by this
Bond.
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

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General Agreements

Additional Companies	A. If more than one corporation, or Investment Company, or any combination of
Included As Assured		them is included as the ASSURED herein:
(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all s uch los s were sustained by any one of them.
(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
COMPANY shall furnish each Investment Company with a copy of the
Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.
(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.
(5) If the first named ASSURED ceases for any reason to be covered under this
Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.
Representation Made By	B.	The ASSURED represents that all information it has furnished in the
Assured		APPLICATION for this Bond or otherwise is complete, true and correct. Such
APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fac t or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 5 of 19

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General Agreements

(continued)

Additional Offices Or	C. If the ASSURED, other than an Investment Company, while this Bond is in force,
Employees - Consolidation,	merges or consolidates with, or purchases or acquires assets or liabilities of
Merger Or Purchase Or	another institution, the ASSURED shall not have the coverage afforded under this
Acquisition Of Assets Or	Bond for loss which has:
Liabilities - Notice To	(1)	occurred or will occur on premises, or
Company
(2) been caused or will be caused by an employee, or
(3) arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:
	a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effec tive date of such action, and
	b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
	c.	on obtaining such consent, pays to the COMPANY an additional premium.
Change Of Control -		D. When the ASSURED learns of a change in control (other than in an Investment
Notice To Company		Company), as set forth in Section 2(a) (9) of the Investment Company Act of
	1940,	the ASSURED shall within sixty (60) days give written notice to the
COMPANY setting forth:
(1) the names of the transferors and transferees (or the names of the benefic ial owners if the voting securities are registered in another name),
(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(3) the total number of outstanding voting securities.
Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.
Court Costs And		E. The COMPANY will indemnify the ASSURED for court costs and reasonable
Attorneys' Fees		attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not s ettled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING
CLAUSE 1., this Section shall only apply in the event that:
(1) an Employee admits to being guilty of Larceny or Embezzlement,
(2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 6 of 19

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General Agreements

Court Costs And	(3)	in the absence of 1 or 2 above, an arbitration panel agrees, after a review of
Attorneys' Fees		an agreed statement of facts between the COMPANY and the ASSURED,
(continued)		that an Employee would be found guilty of Larceny or Embezzlement if
		such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED s hall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in ex c ess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applic able INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in ex cess of the

DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM

2.of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 7 of 19

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Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervis ion of the operating system(s) or application(s) software used by the ASSURED. Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.
Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.
Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.
Employee means:
(1) an officer of the ASSURED,
(2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W -2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,
(3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,
(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,
(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,
(6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,
(7) a director or trustee of the ASSURED, but only while performing ac ts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or
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Conditions and

Limitations

Definitions	1 . As used in this Bond:
a.

b.

c.

d.

e.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 8 of 19

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Conditions and

Limitations

Definitions	(8) each natural person, partnership or corporation authorized by written
(continued)	agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:
	a.	creating, preparing, modifying or maintaining the ASSURED'S
computer software or programs, or
	b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,
(9) any partner, officer or employee of an investment advisor, an underwriter
(distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employ ee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to
Property of an Investment Company.
The term Employee shall not include any partner, officer or employ ee of a transfer agent, shareholder accounting recordkeeper or administrator:
	a.	which is not an "affiliated person" (as defined in Section 2(a) of the
Investment Company Act of 1940) of an Investment Company or of
the investment advisor or underwriter (distributor) of such Investment
Company, or
	b.	which is a "bank" (as defined in Section 2(a) of the Investment
Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon pay ment to the ASSURED by the COMPANY resulting directly from La rceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of s uch ac ts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall c ollectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 9 of 19

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Conditions and

Limitations

Definitions	f.	Forgery means the signing of the name of another natural pers on with the
(continued)		intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.
	g.	Investment Company means any investment company registered under the
Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.
	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.
	i.	Larceny or Embezzlement means larceny or embezzlement as defined in
Section 37 of the Investment Company Act of 1940.
	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
sharing agreement, collateral trust certificate, preorganization certific ate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; ins urance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the
ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the
ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.
	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, s uc h
Employee or partner and being related to them by blood, marriage or legal guardianship.
	l.	Securities, documents or other written instruments means original
(including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable
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interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 10 of 19

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Conditions and

Limitations

Definitions	m.	Subsidiary means any organization that, at the inception date of this Bond,
(continued)		is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.
	n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
	o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.
	p.	Voice Initiated Redemption means any redemption of shares issued by an
Investment Company which is requested by voice over the telephone.
	q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated
Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -	2 . This bond does not directly or indirectly cover:
Applicable to All Insuring	a.	loss not reported to the COMPANY in writing within sixty (60) days after
Clauses		termination of this Bond as an entirety;
	b.	loss due to riot or civil commotion outside the United States of America and
Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;
	c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;
	d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;
	e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
	f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;
	g.	loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 11 of 19

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Conditions and

Limitations

General Exclusions -	h.	loss resulting from dishonest acts by any member of the Board of Direc tors
Applicable to All Insuring			or Board of Trustees of the ASSURED who is not an Employee , acting
Clauses			alone or in collusion with others;
(continued)	i.		loss, or that part of any loss, resulting solely from any violation by the
ASSURED or by any Employee:
(1) of any law regulating:
a. the issuance, purchase or sale of securities,
		b.	securities transactions on security or commodity ex changes or the over the counter market,
		c.	investment companies,
		d.	investment advisors, or
(2) of any rule or regulation made pursuant to any such law; or
	j.		loss of confidential information, material or data;
	k.	loss	resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING
CLAUSE 7. or 9.
Specific Exclusions -	3 . This Bond does not directly or indirectly cover:
Applicable To All Insuring	a.	loss caused by an Employee, provided, however, this Section 3.a. shall not
Clauses Except Insuring		apply to loss	covered under INSURING CLAUSE 2. or 3. which results
Clause 1.		directly from	misplacement, mysterious unexplainable disappearance, or
damage or destruction of Property;
	b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:
		(1)	to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the
ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or
(2) to do damage to the premises or Property of the ASSURED;
	c.	loss	resulting from payments made or withdrawals from any account involving erroneous credits to such account;
	d.	loss	involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING
CLAUSE 10.;
	e.		loss of property while in the mail;

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 12 of 19

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Conditions and

Limitations

Specific Exclusions -	f.	loss resulting from the failure for any reason of a financial or depository
Applicable To All Insuring		institution, its receiver or other liquidator to pay or deliver funds or other
Clauses Except Insuring		Property to the ASSURED provided further that this Section 3.f. shall not
Clause 1.		apply to loss of Property resulting directly from robbery, burglary,
(continued)		misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the
ASSURED.
	g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING
CLAUSE 3.;
	h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a s oftware contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or
	i.	loss resulting directly or indirectly from the input of data into a Computer
System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.
Specific Exclusions -	4 . This bond does not directly or indirectly cover:
Applicable To All Insuring	a.	loss resulting from the complete or partial non-payment of or default on any
Clauses Except Insuring		loan whether such loan was procured in good faith or through trick, artifice,
Clauses 1., 4., And 5.		fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;
	b.	loss resulting from forgery or any alteration;
	c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.
Limit Of Liability/Non-	5 . At all times prior to termination of this Bond, this Bond shall continue in forc e for
Reduction And Non-	the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,
Accumulation Of Liability	notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:
	a.	any one act of burglary, robbery or hold-up, or attempt thereat, in whic h no
Employee is concerned or implicated, or
	b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
	c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 13 of 19

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Conditions and

Limitations

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability (continued)

d.any one casualty or event other than those specified in a., b., or c. above, shall be deemed to be one loss and shall be limited to the applic able LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii.permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6 . This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
ASSURED being aware of:
	a.	facts which may subsequently result in a loss of a type covered by this Bond,
or
	b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss oc curred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -	7 . a.	The ASSURED shall give the COMPANY notice thereof at the earliest
Proof - Legal Proceedings		practicable moment, not to exceed sixty (60) days after discovery of los s , in
Against Company		an amount that is in excess of 50% of the applicable DEDUCTIBLE
AMOUNT, as stated in ITEM 2. of the DECLARATIONS.
	b.	The ASSURED shall furnish to the COMPANY proof of loss, duly s worn to, with full particulars within six (6) months after such discovery.
	c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
	d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty -four (24) months from the discovery of such loss.
	e.	This Bond affords coverage only in favor of the ASSURED. No c laim, s uit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 14 of 19

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Conditions and

Limitations

Notice To Company -	f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall
Proof - Legal Proceedings		include electronic recordings of such instructions.
Against Company
(continued)
Deductible Amount		8 . The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance c ompany and covering such loss, or by the COMPANY on account thereof prior to pay ment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
DECLARATIONS.
There shall be no deductible applicable to any loss under INSURING CLAUSE 1 .
sustained by any Investment Company.
Valuation		9 . BOOKS OF ACCOUNT OR OTHER RECORDS
The value of any loss of Property consisting of books of account or other rec ords used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such book s of account or other records.

The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a c laim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the

COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of Property, other than as stated above, shall be the ac tual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 15 of 19

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Conditions and

Limitations

(continued)

Securities Settlement	10 . In the event of a loss of securities covered under this Bond, the COMPANY may , at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.
The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the
COMPANY'S indemnity shall be:
	a.	for securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%) percent;
	b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT bears to the value of the securities;
	c.	for securities having a value greater than the applicable LIMIT OF LIABILITY
- the percentage that the DEDUCTIBLE AMOUNT and portion in ex c ess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in acc ordance with

Section 9, Valuation, regardless of the value of such securities at the time the los s under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a los s of securities which is not covered by this Bond; however, the COMPANY may do s o as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment – 11. In the event of a payment under this Bond, the COMPANY shall be subrogated to

Recoveryall of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

a.first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF

LIABILITY,

b.second, to the COMPANY in satisfaction of amounts paid in s ettlement of the ASSURED'S claim,

c.third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 16 of 19

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Conditions and

Limitations

Subrogation - Assignment –	d.	fourth, to the ASSURED in satisfaction of any loss suffered by the
Recovery		ASSURED which was not covered under this Bond.
(continued)	Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.
Cooperation Of Assured	12 . At the COMPANY'S request and at reasonable times and plac es des ignated by the COMPANY, the ASSURED shall:
	a.	submit to examination by the COMPANY and subscribe to the s a me under oath,
	b.	produce for the COMPANY'S examination all pertinent records, and
	c.	cooperate with the COMPANY in all matters pertaining to the loss.
The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this Bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.
Termination	13 . If the Bond is for a sole ASSURED, it shall not be terminated unless written notic e
	shall	have been given by the acting party to the affected party and to the
Securities and Exchange Commission, Washington, D.C., not less than sixty (60)
days prior to the effective date of such termination.
If the Bond is for a joint ASSURED, it shall not be terminated unless written notic e shall have been given by the acting party to the affected party, and by the
COMPANY to all ASSURED Investment Companies and to the Sec urities and
Exchange Commission, Washington, D.C., not less than sixty (60) day s prior to the effective date of such termination.
This Bond will terminate as to any one ASSURED, other than an Investment
Company:
	a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or
	b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or
	c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 17 of 19

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Conditions and

Limitations

Termination	If any partner, director, trustee, or officer or supervisory employee of an
(continued)	ASSURED not acting in collusion with an Employee learns of any dis hones t ac t committed by such Employee at any time, whether in the employment of the
ASSURED or otherwise, whether or not such act is of the type covered under this
Bond, and whether against the ASSURED or any other person or entity, the
ASSURED:
	a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this
Bond; and
	b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.
The COMPANY may terminate coverage as respects any Employee sixty (60)
days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its des ire to
terminate this Bond as to such Employee.
Other Insurance	14 . Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:
	a.	the ASSURED,
	b.	a Transportation Company, or
	c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.
Conformity	15 . If any limitation within this Bond is prohibited by any law controlling this B ond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.
Change or Modification	16 . This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.
If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
	days	after written notice has been furnished to the Securities and Exchange
Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 18 of 19

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Conditions And

Limitations

Change or Modification	If this Bond is for a joint ASSURED, no charge or modification which would
(continued)	adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the
COMPANY.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 19 of 19

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FEDERAL INSURANCE COMPANY

Endorsement No. 1

Bond Number: 82416760

NAME OF ASSURED: HOMESTEAD FUNDS, INC. (See Endorsement)

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

			SINGLE LOSS		DEDUCTIBLE
INSURING CLAUSE			LIMIT OF LIABILITY		AMOUNT
1	.	Employee		$2,500,000		$0
2	.	On Premises		$2,500,000		$25,000
3	.	In Transit		$2,500,000		$25,000
4	.	Forgery or Alteration		$2,500,000		$25,000
5	.	Extended Forgery		$2,500,000		$25,000
6	.	Counterfeit Money		$2,500,000		$25,000
7	.	Threats to Person		$2,500,000		$25,000
8	.	Computer System		$2,500,000		$25,000
9	. Voice Initiated Funds Transfer Instruction			$2,500,000		$25,000
10	.	Uncollectible Items of Deposit		$2,500,000		$25,000
11	.	Audit Expense		$100,000		$5,000
12	.	Telefacsimile Instruction		$2,500,000		$25,000
13	.	Unauthorized Signature		$2,500,000		$25,000
14	.	Stop Payment		$100,000		$5,000
15	.	Fraudulent Transfer Instruction		$2,500,000		$25,000

This Endorsement applies to loss discovered after 12:01 a.m. on January 1, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 31, 2023

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ICAP Bond

Form 17-02-1582 (Ed. 5-98)

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FEDERAL INSURANCE COMPANY

Endorsement No.: 2

Bond Number:	82416760
NAME OF ASSURED:	HOMESTEAD FUNDS, INC.

(See Endorsement)

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1 . By adding the following INSURING CLAUSE:

12 . Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such Telefacsimile instructions:

	a.	bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for
Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and
	b.	fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such Customer or financial institution and which bear a
Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.
2 .	By	deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

ICAP Bond

Form 17-02-2367 (Rev. 10-03) Page 1

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d.Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile Instruction.

3 . By adding to Section 1., Definitions, the following:

r.Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4 . By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

j.loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on January 1, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 31, 2023

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ICAP Bond

Form 17-02-2367 (Rev. 10-03)

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FEDERAL INSURANCE COMPANY
Endorsement No.: 3
	Bond Number:	82416760
NAME OF ASSURED:	HOMESTEAD FUNDS, INC.
(See Endorsement)

UNAUTHORIZED SIGNATURE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1 . By adding the following INSURING CLAUSE:
13 . Unauthorized Signature
Loss resulting directly from the ASSURED having accepted, paid or cashed any check or
Withdrawal Order made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.
It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING
CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.
2 . By adding to Section 1., Definitions, the following:
s.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
t.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
(2) of a type commonly dealt in on securities exchanges or markets, and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond

Form 17-02-5602 (Ed. 10-03) Page 1

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u. Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on January 1, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 31, 2023

ICAP Bond

Form 17-02-5602 (Ed. 10-03) Page 2

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	FEDERAL INSURANCE COMPANY
	Endorsement No.:	4
	Bond Number:	82416760
NAME OF ASSURED:	HOMESTEAD FUNDS, INC.

(See Endorsement)

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1 . By adding the following INSURING CLAUSE:

"14 . Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

a.complying or failing to comply with notice from any customer of the ASSURED or

any	authorized representative of such customer, to stop payment on any check or
draft	made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

b.refusing to pay any check or draft made or drawn upon or against the ASSURED by

	any	customer of the ASSURED or by any authorized representative of such customer."
2 .	By adding the following Specific Exclusion:
"Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 14
This Bond does not directly or indirectly cover:
	a.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

b.loss arising out of:

(1) libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

(2) sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

(3) discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on January 1, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 31, 2023

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Authorized Representative

ICAP Bond

Form 17-02-2365 (Ed. 10-00)

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			ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: January 1, 2023		FEDERAL INSURANCE COMPANY
		Endorsement/Rider No.	5
		To be attached to and
		form a part of Bond No.	82416760
Issued to:	HOMESTEAD FUNDS, INC.
	(See Endorsement)

FRAUDULENT TRANSFER INSTRUCTIONS ENDORSEMENT

(For use with the ICAP bond)

In consideration of the premium charged, it is agreed that this bond is amended as follows: (1) The following Insuring Clause is added:

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the ASSURED having, in good faith, transferred money on deposit in a Customer's account, or a Customer's Certificated Security or Uncertificated Security, in reliance upon a fraudulent instruction transmitted to the ASSURED via telefacsimile, telephone or electronic mail ; provided, however, that:

A.the fraudulent instruction purports, and reasonably appears, to have originated from:

i.such Customer, or

ii.an Employee acting on instructions of such Customer, or

	iii.	another financial institution acting on behalf of such Customer with authority to make such instructions; and
B.	the sender of the fraudulent instruction verified the instruction with the password, PIN, or other s ec urity code of such Customer; and
C.	the sender was not, in fact, such Customer, was not authorized to act on behalf of such Custome r, and was not an Employee; and
D.	the instruction was received by an Employee specifically authorized by the ASSURED to receive and ac t upon such instructions; and
E.	for any transfer exceeding the amount set forth in paragraph (8) of this endorsement, the ASSURED verified the instructions via a c all back to a predetermined telephone number set forth in the ASSURED's written agreement with such Customer or other verification procedure approved in writing by the
COMPANY; and
F.	the ASSURED preserved a contemporaneous record of the call back, if any, and the ins truc tion which verifies use of the authorized password, PIN or other security code of the Customer.
(2)	For the purposes of the coverage afforded by this endorsement, the following terms shall have the following meanings:

Certificated Security means a share, participation or other interest in property of, or an enterpris e of, the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form, and

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

14-02-21330 (10/2014)

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(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
Customer means any individual, corporate partnership, proprietor, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED authorizing the ASSURED to transfer Money on deposit in an account or Certificated Security or Uncertificated Security in relianc e upon instructions transmitted to the ASSURED via telefacsimile, telephone or electronic mail to transmit the fraudulent instruction.
Uncertificated Security means a share, participation or other interest in property of or an enterpris e of the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
(2) of a type commonly dealt in on securities exchanges or markets, and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(3)	It shall be a condition precedent to coverage under this Insuring Clause that the ASSURED assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.
(4)	Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, the following Exclusions are added:

A.Loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security c ode; and

B.	Loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the internet, unless:
i.	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or
ii.	the instruction was formatted, encoded or encrypted so that any altercation in the ACH entry or group of ACH entries would be apparent to the ASSURED.
(5)	Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, Exclusion 2.k. is deleted and replaced with the following:

k.loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9. or the Fraudulent Transfer Instruction Insuring

Clause.
(6)	For the purposes of the Fraudulent Transfer Instruction Insuring Clause, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved.
(7)	For the purposes of the Fraudulent Transfer Instruction Insuring Clause, the Single Loss Limit of Liability shall be $ 2,500,000. The Deductible Amount shall be $ 25,000.
(8)	The amount of any single transfer for which verification via call back will be required is: $ 450,000.

14-02-21330 (10/2014)

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The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-21330 (10/2014)

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ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: January 1, 2023	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 6
To be attached to and
form a part of Policy No. 82416760
Issued to: HOMESTEAD FUNDS, INC.
(See Endorsement)

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

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		ENDORSEMENT/RIDER
Effective date of	FEDERAL INSURANCE COMPANY
this endorsement/rider: January 1, 2023
	Endorsement/Rider No.	7
	To be attached to and
	form a part of Bond No.	82416760
Issued to: HOMESTEAD FUNDS, INC.

(See Endorsement)

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1 . The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2 . The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

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By ______________________

Authorized Representative

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	FEDERAL INSURANCE COMPANY
	Endorsement No.	8
	Bond Number:	82416760
NAME OF ASSURED:	HOMESTEAD FUNDS, INC.

(See Endorsement)

VIRGINIA AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended by adding a new Section reading as follows:

"Section 17. Countersignature

Absence of a signature by an Authorized Representative on this Bond's DECLARATIONS will not affect the validity of this Bond when issued by the COMPANY on a risk located in Virginia. If,

however, this Bond is not signed, please contact the COMPANY."

This Endorsement applies to loss discovered after 12:01 a.m. on January 1, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 31, 2023

State Amendatory-General Use Form 17-02-1427 (Ed. 1-97)

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		ENDORSEMENT/RIDER
Effective date of	FEDERAL INSURANCE COMPANY
this endorsement/rider: January 1, 2023
	Endorsement/Rider No.	9
	To be attached to and
	form a part of Bond No.	82416760
Issued to: HOMESTEAD FUNDS INC

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees -Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940

("the Act"), due to:	the creation of a new Investment Company, other than by consolidation or merger with, or
(i)

purchase or acquisition of assets or liabilities of, another institution; or

(ii) an increase in asset size of current Investment Companies covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-14098 (04/2008)

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	FEDERAL INSURANCE COMPANY
	Endorsement No:	10
	Bond Number:	82416760
NAME OF ASSURED:	HOMESTEAD FUNDS, INC.
	(See Endorsement)

PREMIUM ENDORSEMENT

It is agreed that:

1 . The premium for this Bond for the period January 1, 2023 to January 1, 2024 is:

Premium: Six thousand five hundred ($6,500.00)

2 . It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on January 1, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 31, 2023

ICAP Bond

Form 17-02-0735 (Rev. 1-97)

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	FEDERAL INSURANCE COMPANY
	Endorsement No:	11
	Bond Number:	82416760
NAME OF ASSURED:	HOMESTEAD FUNDS, INC.
	(See Endorsement)

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Homestead Funds Inc

Homestead Funds Trust

Short- Term Government Securities Fund

Short Term Bond Fund

Stock Index Fund

Value Fund

Growth Fund

Small Company Stock Fund

International Equity Fund

Daily Income Fund

Intermediate Bond Fund

Rural America Growth and Income Fund

any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting record keeper, or an administrator, subadvisor or sub- administrator, for an Investment Company, including any partner, officer or employee of National Rural Electric Cooperative Association and RE Advisers Corporation(REA), while performing acts coming withi n the scope of the customary and usual duties of a partner, officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company

This Endorsement applies to loss discovered after 12:01 a.m. on January 1, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 31, 2023

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CERTIFICATE OF SECRETARY

HOMESTEAD FUNDS, INC.

HOMESTEAD FUNDS TRUST

I, Jeremy Sperlazza, do hereby certify that I am the duly elected, qualified and acting Secretary of Homestead Funds, Inc. (the “Corporation”) and Homestead Funds Trust (the “Trust,” and together with the Corporation, “Homestead” or “Homestead Funds,” and each series thereof, a “Fund”), and I do hereby further certify that the resolutions set forth below were duly unanimously adopted by the Corporation’s Board of Directors and the Trust’s Board of Trustees (collectively, the “Board”)1, including those Directors who are not “interested persons” as defined in the Investment Company Act of 1940, as amended, at a meeting of the Board held December 13-14, 2022, and that said resolutions have not been revoked or amended and are now in full force and effect.

RESOLVED, that the terms and provisions of the Fidelity Bond issued by Chubb Group of Insurance Companies with a term of January 1, 2023 to January 1, 2024 (the “Fidelity Bond”) naming Homestead Funds, Inc., Homestead Funds Trust, and the Homestead Funds as insured parties (the “Insured Parties”), in substantially the form presented at the meeting and with such changes as may be deemed necessary by the officers of the Homestead Funds, upon the advice of counsel, be and they hereby are, approved by the full Board of Directors and by a separate vote of a majority of the Directors who are not “interested persons” of the Homestead Funds as defined in the 1940 Act (the “Independent Directors”); and it is

FURTHER RESOLVED, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board of Directors, including, but not limited to, the existing and projected value of the aggregate assets of the Funds to which any covered person may have access, the amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping for such assets, and the nature of the securities held by each Fund; and it is

FURTHER RESOLVED, that, subject to the ratification of the Board of Directors, the officers of the Funds be, and hereby are, authorized to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the 1940 Act; and it is

FURTHER RESOLVED, that any officer of the Homestead Funds be, and each of them hereby is, authorized, empowered and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the Fidelity Bond and to take all actions deemed necessary or advisable to carry out the intent of the foregoing resolutions; and it is

FURTHER RESOLVED, that the form, terms and provisions of the Fidelity Bond Agreement (the “Fidelity Bond Agreement”) by and among the Insured Parties for the purpose of allocating recoveries under the Fidelity Bond in compliance with Rule 17g-l under the 1940 Act, as previously approved by the Directors, be, and they hereby are approved, and that the officers of the Homestead Funds shall have the authority to execute and to deliver such Fidelity Bond Agreement in substantially the form presented to the Directors, with such changes as the officer so acting may deem necessary or desirable, the execution and delivery thereof to be conclusive evidence of its authorization hereby; and it is

FURTHER RESOLVED, that the portion of the premium to be paid by each Fund in respect of the Fidelity Bond, taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured, and the relationship of the share of the premium allocated to each Fund to the premium such Fund would have had to pay if it had provided and maintained a single insured bond, be and it hereby is, approved by the full Board of Directors, and by a separate vote of a majority of the Independent Directors.

IN WITNESS HEREOF I have duly set my hand this 8th day of March, 2023

/s/ Jeremy Sperlazza
Jeremy Sperlazza
Secretary

11	Hereinafter, the terms “Director” or “Directors” shall refer to the Directors of Homestead Funds, Inc. and the Trustees and Homestead Funds Trust, as applicable.

	SCHEDULE A
Registered Investment Company	Gross Assets September 30, 2022	Minimum Bond Limit Under Rule 17g-1
Daily Income Fund	$218,148,535	$600,000
Short-Term Government Securities Fund	$69,185,293	$400,000
Short-Term Bond Fund	$489,810,239	$750,000
Intermediate Bond Fund	$129,442,850	$525,000
Rural America Growth & Income Fund	$6,376,476	$150,000
Stock Index Fund	$178,164,244	$600,000
Value Fund	$812,783,486	$1,000,000
Growth Fund	$240,228,401	$600,000
International Equity Fund	$71,391,288	$400,000
Small-Company Stock Fund	$224,657,216	$600,000

FIDELITY BOND AGREEMENT

This Agreement (the “Agreement”) dated December 14, 2022, is made by and among each series of Homestead Funds, Inc. (the “Company”) and Homestead Funds Trust (the “Trust”), as specified in Schedule A, as amended from time to time, to this Agreement (each series a “Fund” and, collectively, the “Funds”).

WITNESSETH:

WHEREAS, the Company and Trust are each an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Funds jointly hold a fidelity bond required by the 1940 Act and Rule 17g-1 promulgated thereunder under which the Funds are named insureds; and

WHEREAS, Rule17g-1 under the 1940 Act requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW, THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.Description of Bond.  A fidelity bond has been issued by the issuer named in Schedule B of this Agreement that designates the Funds as named insureds (the “Bond”).  The issuer or the amount of the Bond may change or be adjusted from time to time, and any change in the issuer shall be reflected in Schedule B to this Agreement, as amended from time to time.

2.Minimum Recovery.  In the event recovery is received under the Bond as a result of loss sustained by one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

3.Term.  The terms of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.

4.A copy of the Agreement and Declaration of Trust of the Trust, as amended, is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Trust.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on December 14, 2022.

HOMESTEAD FUNDS, INC., on behalf of each Fund specified in Schedule A

By: /s/ Jeremy Sperlazza

Name: Jeremy Sperlazza

Title: Secretary

HOMESTEAD FUNDS TRUST, on behalf of each Fund specified in Schedule A

By: /s/ Jeremy Sperlazza

Name: Jeremy Sperlazza

Title: Secretary

SCHEDULE A

Homestead Funds, Inc.

Funds

Daily Income Fund

Short-Term Government Securities Fund

Short-Term Bond Fund

Stock Index Fund

Value Fund

Small-Company Stock Fund

International Equity Fund

Growth Fund

Homestead Funds Trust

Funds

Intermediate Bond Fund

Rural America Growth & Income Fund

SCHEDULE B

Issuer

Chubb Group of Insurance Companies